 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Polk III, James H. (Last) (First) (Middle) 9200 E. Panorama Circle Sutie 400 (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Archstone-Smith Trust ASN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/01/2003 5. If Amendment, Date of Original (Month/Day/Year) 01/03/2003
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
   Officer (give title below)     X Other (specify below)

Description           Trustee
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Shares of Beneficial Interest	01/01/2003		M		985 (1)	A	$23.54	21,485 (2)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Dividend Equivalent Units	1 for 1	01/01/2003		M			985	(1)	none	Common Stock	985	$23.54	268	D
Dividend Equivalent Units	1 for 1	01/01/2003		A		763.20		(3)	none	Common Stock	763.20	(3)	1,031.20	D

Explanation of Responses:

(1) Conversion of vested Dividend Equivalent Units associated with options, pursuant to Archstone-Smith Long-Term Incentive Plan.

(2) Total includes 2,000 Restricted Stock Units awarded under Issuer's Long-Term Incentive Plan.   Mr. Polk no longer has a reportable beneficial intesrest in 778 shares of Archstone-Smith common shares owned by a trust for the benefit of his child, which were included in prior ownership reports.

(3) Dividend Equivalent Units are earned and accrue on restricted stock and option grants pursuant to Archstone-Smith Trust 2001 Long-Term Incentive Plan; rate of vest is same as each underlying grant. DEUs are valued at the time of settlement.

By:	Date:
/s/ Erin McMahon	04/01/2003
Erin McMahon, Attorney-in-Fact on behalf of James H. Polk, III
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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